

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

Via E-mail
Connie Lai
Chief Financial Officer
Global Sources, Ltd.
Canon's Court
22 Victoria Street
Hamilton, HM 12 Bermuda

> **Re: Global Sources, Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 26, 2013**
> **Response dated October 25, 2013**
> **File No. 000-30678**

Dear Ms. Lai:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

12. Investment Properties, page 91

1.   We note your response to comment 6. It appears that your investment properties comprise property interests that are held under prepaid operating leases. Tell us how your classification of such property interests as investment properties complies with IN13 and paragraph 6 of IAS 40. Please advise or revise.

13. Intangible Assets, page 93

2.   We note your response to comment 7. Although you may disclose post-tax discount rates, you should calculate value in use based on pre-tax assumptions. Refer to BCZ84 of IAS 36 which states that "IASC decided to require an enterprise to determine value in use by using pre-tax future cash flows and. hence, a pre-tax discount rate." Please confirm to

us that you will revise your value-in-use calculations using pre-tax discount rates in future filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director